Allianz Life Insurance Company of North America
1750 Hennepin Ave
Minneapolis, MN  55403-2195
(763)765-6500


January 31, 2001


VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allianz Life Variable Account B ("Variable Account")
    Allianz Life Insurance Company of North America ("Company")
    File Nos. 333-06709 and 811-05618
    CIK No.  0000836346
    Accession No.  0000928389-00-000168   (485A)
                   0000928389-00-000235   (485B)

Dear Sir/Madam:

On June 2, 2000, the  above-referenced  485A filing was forwarded via Edgar.
On September 15, 2000, subsequent to the 485A filing, the above referenced 485B filing was also forwarded via Edgar. It has been determined that the changes submitted in these filings will no longer be necessary and we are therefore requesting withdrawal of the previously accepted and reviewed filings, under Form Type AW. Please contact the undersigned with any questions or comments you may have concerning the enclosed.

Sincerely,

Allianz Life Insurance Company of North America

By: /s/ Catherine L. Mielke
------------------------------
        Catherine L. Mielke